FUNDtech

                                                                    Exhibit 99.1

NEWS
RELEASE

        Fundtech Contact:
        Yoram Bibring
        Fundtech Ltd.
        tel: 1-201-946-1100
        Yoramb@fundtech.com
        -------------------


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                   FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
                        FOURTH QUARTER AND FULL YEAR 2005
                 - Quarterly Revenues Grow 12% Year-over-Year to
                                 $19.8 Million
                               - GAAP EPS 10 Cents
                             - Adjusted EPS 15 Cents
               - Full-year Revenues Increase 27% to $74.5 Million


         JERSEY CITY, N.J. -- February 13, 2006, -- Fundtech Ltd. (NASDAQ:
         FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the fourth quarter and year ended December 31, 2005. Fundtech posted quarterly revenues of $19.8 million, a 12% increase year-over-year, compared to fourth quarter revenue of $17.7 million in 2004, and a 3% sequential increase compared to third quarter revenue of $19.1 million in 2005.

         On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $1.6 million or $0.10 per diluted share, for the fourth quarter of 2005 compared with net income of $1.1 million, or $0.07 per diluted share, in the fourth quarter of 2004, and net income of $1.4 Million, or $0.09 per diluted share, in the third quarter of 2005.

Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech's adjusted net income for the fourth quarter of 2005 was $2.3 million, or $0.15 per diluted share, compared with $1.8 million, or $0.12 per diluted share, in the fourth quarter of 2004 and $2.0 million, or $0.13 per diluted share, in the third quarter of 2005. (See Schedule A attached to this news release -- Reconciliation to GAAP).

"It was a great year for Fundtech", said CEO Reuven Ben Menachem. "Record fourth quarter revenues and operating profits culminated in annual revenue growth of 27% and operating profit growth of 99%. As we move ahead in 2006, we will continue to leverage our resources: strong global base of customers, superior products and talented people, to propel ourselves forward in the marketplace."

For the year ended December 31, 2005, revenues increased 27% to $74.5 million from $58.5 million in 2004. GAAP net income in 2005 was $4.3 million, or $0.27 per diluted share, compared with net income of $2.5 million or $0.16 per diluted share, in 2004. Excluding amortization of intangibles and amortization of capitalized software costs, adjusted net income for 2005 was $7.1 million, or $0.45 per diluted share, compared to $5.0 million, or $0.33 per diluted share, in 2004. (See Schedule A Attached to this Press Release -- Reconciliation to
GAAP).

Additional fourth quarter highlights:

     o    Fundtech closed 44 new deals and added 3 new bank customers
     o    Closed 3 new system sales: 1 Payments and 2 Cash Management
     o In the U.S., closed ASP and disaster recovery services transactions, which are expected to generate $5.2 million of revenues over the next five years.
     o    Completed the acquisition of Radius Partners.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

For the year ending December 31, 2006 we expect revenues of between $80 million and $84 million, GAAP earnings per diluted share of between $0.19 and $0.28 and adjusted earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.50 to $0.60.

For the first quarter of 2006 we expect revenues of between $19.0 million and $19.5 million, GAAP earnings per diluted share of between $0.00 and $0.01 and adjusted earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.08 to $0.09.

We estimate that amortization expenses in 2006 will be approximately $700,000 per quarter and that stock compensation expenses will be approximately $550,000, or $.04 per share on a fully diluted basis, per quarter.

The company's guidance for the first quarter of 2006 and full-year 2006 assumes no change in the calculation of the Company's tax provision, which currently assumes a full valuation allowance against the Company's deferred tax assets.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) tomorrow, Tuesday, February 14, to discuss the Company's fourth-quarter 2005 results and financial guidance, and to answer questions from the investment community.

To participate, please call 866-229-7198 or 011-972-3-918-0600 and ask for the Fundtech Call. From Israel, please dial (03) 918-0060.

A replay of the conference call will be available for playback from 12:00.p.m
(ET) February 14, until 12:00.a.m (ET) February 21. The replay may be accessed by dialing 866-276-1485 or 972 (3) 925-5934.

This call will also be webcast live on: http://www.fundtech.com. An online replay will be available until February 28.

About Fundtech
Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.


Forward Looking Statements:

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to first-quarter revenues; first-quarter GAAP earnings per share; first-quarter adjusted earnings per share; full-year 2006 revenues; full-year GAAP earnings per share; and full-year 2006 adjusted earnings per share. These statements are based on management's current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2004. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                      # # #

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

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)

                                                               December 31,        December 31,
                                                                  2005                 2004
                                                                  ----                 ----
ASSETS

Current assets:
   Cash and cash equivalents                                   $  30,807            $  23,360
   Short term investments                                            215                 --
   Marketable securities - short term                              9,494               13,070
   Trade receivables, net                                         17,262               17,588
   Other accounts receivable, prepaid expenses
     and inventories                                               2,601                1,765
                                                               ---------            ---------
      Total current assets                                        60,379               55,783

   Marketable securities - long term                               9,083                9,591
   Severance pay fund                                                871                  676
   Long term lease deposits                                          734                  924
   Prepaid expenses                                                1,321                1,352
   Property and equipment, net                                    10,281                8,204
   Goodwill, net                                                  16,480               15,078
   Other assets, net                                               5,422                7,273
                                                               ---------            ---------

        Total assets                                           $ 104,571            $  98,881
                                                               =========            =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:

   Trade payables                                              $   2,021            $   1,896
   Deferred revenues                                               7,686                8,204
   Accrued restructuring expenses                                    336                  445
   Employee and payroll accruals                                   3,225                2,673
   Other accounts payable and accrued expenses                     5,055                4,648
                                                               ---------            ---------
      Total current liabilities                                   18,323               17,866

Accrued severance pay                                                981                  751
Accrued restructuring and other expenses                             100                  281
Other long term liabilities                                          157                  178
                                                               ---------            ---------

        Total liabilities                                         19,561               19,076
                                                               ---------            ---------
Shareholders' equity:
   Share capital                                                      44                   43
   Additional paid-in capital                                    144,226              141,274
   Accumulated other comprehensive income ( loss)                   (414)                  80
   Deferred compensation                                          (1,590)                --
   Accumulated deficit                                           (57,168)             (61,504)
   Treasury stock, at cost                                           (88)                 (88)
                                                               ---------            ---------

        Total shareholders' equity                                85,010               79,805
                                                               ---------            ---------

        Total liabilities and shareholders' equity             $ 104,571            $  98,881
                                                               =========            =========

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

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

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statements of Operations
                 (In Thousands, Except Share and Per Share Data)


                                                                     Three Months Ended              Twelve Months Ended
                                                                        December 31,                     December 31,
                                                                        ------------                     ------------
                                                                   2005             2004             2005             2004
                                                                   ----             ----             ----             ----
Revenues:
   Software license                                            $      3,470     $      4,635     $     16,523     $     16,395
   Software hosting                                                   2,810            2,228           10,501            8,034
   Maintenance                                                        5,589            4,589           20,248           17,072
   Services                                                           7,915            6,083           27,100           16,721
   Hardware sales                                                        13              172               94              315
                                                               ------------     ------------     ------------     ------------
      Total revenues                                                 19,797           17,707           74,466           58,537
                                                               ------------     ------------     ------------     ------------
Operating expenses:
   Software licenses costs                                              119              119              522              626
   Amortization of capitalized software development
     costs                                                              394              394            1,576            1,576
   Amortization of other intangible assets                              319              261            1,156              966
   Maintenance, hosting and services costs                            7,934            7,481           29,947           23,001
   Hardware costs                                                        14              139               80              266
   Software development                                               3,391            2,976           13,480           11,171
   Selling and marketing                                              3,619            3,267           13,734           11,462
   General and administrative                                         2,475            2,067            9,554            7,254
                                                               ------------     ------------     ------------     ------------
      Total operating expenses                                       18,265           16,704           70,049           56,322
                                                               ------------     ------------     ------------     ------------

Operating income                                                      1,532            1,003            4,417            2,215
   Financial income, net                                                402              183            1,085              727
   Income taxes                                                        (330)             (77)          (1,166)            (475)
                                                               ------------     ------------     ------------     ------------
        Net income                                             $      1,604     $      1,109     $      4,336     $      2,467
                                                               ============     ============     ============     ============

Net income per share:
   Net income used in computing income per share               $      1,604     $      1,109     $      4,336     $      2,467
      Basic income per share                                   $       0.11     $       0.08     $       0.29     $       0.17
      Diluted income per share                                 $       0.10     $       0.07     $       0.27     $       0.16
Shares used in computing:
   Basic income per share                                        14,950,734       14,601,542       14,862,054       14,590,310
   Diluted income per share                                      15,852,192       15,260,032       15,794,276       15,270,163

Adjusted net income per share:
   Adjusted net income used in computing income
     per share                                                 $      2,317     $      1,764            7,068            5,009
   Adjusted net income per share                               $       0.15     $       0.12     $       0.45     $       0.33
Shares used in computing adjusted net income per share           15,852,192       15,260,032       15,794,276       15,270,163

Reconciliation of net loss to adjusted net income:
   Net income                                                  $      1,604     $      1,109     $      4,336     $      2,467
      Amortization                                                      713              655            2,732            2,542
                                                               ------------     ------------     ------------     ------------
        Adjusted net income                                    $      2,317     $      1,764     $      7,068     $      5,009
                                                               ============     ============     ============     ============

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

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

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statement of Cash Flows
                                 (In Thousands)

                                                                                Twelve Months Ended     Three Months Ended
                                                                                    December 31,           December 31,
                                                                                    ------------           ------------
                                                                                2005          2004             2005
                                                                                ----          ----             ----
CASH FLOWS FROM OPERATIONS:
   Net income                                                                $  4,336       $  2,467        $  1,604
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
        Depreciation and amortization                                           5,836          5,333           1,538
        Decrease (increase) in trade receivables and
          long-term trade receivables                                             868         (2,863)          4,684
        (Increase)  decrease in prepaid expenses, other
          accounts receivable and inventories                                    (943)            68            (618)
        Increase in trade payables                                                178            717             834
        (Decrease) increase in deferred revenues                                   43          2,192            (761)
        Increase in employee and payroll accruals                                 499            474              95
        Increase in other accounts payable and accrued
          expenses                                                                401            484             561
        (Decrease) in accrued restructuring expenses                             (290)          (605)            (42)
        Increase (decrease) in accrued severance pay, net                          35              9              (4)
        Decrease (increase) in accrued interest on
          marketable securities                                                    34            172              (4)
        Gains on disposition of fixed assets                                       (4)            (6)             (5)
                                                                             --------       --------        --------
           Net cash provided by operations                                     10,993          8,442           7,882
                                                                             --------       --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in held-to-maturity marketable securities                        (4,852)        (8,374)           --
   Proceeds from held-to-maturity marketable securities                         8,435         10,173           2,163
   Investment in long term held-to-maturity marketable
     securities                                                               (11,588)       (17,481)         (6,625)
   Proceeds from long term held-to-maturity marketable
     securities                                                                12,055         16,313          10,318
   Investment in short term deposits                                             (215)          --              (215)
   Purchase of property and equipment                                          (5,390)        (4,318)         (1,267)
   Decrease (increase) in long-term lease deposits and
     prepaid expenses                                                             195           (879)            220
   Investments in subsidiaries (Appendix A)                                    (2,658)        (4,311)         (2,303)
   Proceeds from sale of fixed assets                                              27             24              16
                                                                             --------       --------        --------
           Net cash used in investing activities                               (3,991)        (8,853)          2,307
                                                                             --------       --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from the issuance of share capital and
      exercise of stock options and warrants, net                               1,363            544             129
      Increase in long-term other assets                                         --              (82)           --
                                                                             --------       --------        --------
           Net cash provided by  financing activities                           1,363            462             129
                                                                             --------       --------        --------

Effect of exchange rate on cash and cash equivalents                             (918)           409            (150)
                                                                             --------       --------        --------

Increase in cash and cash equivalents                                           7,447            460          10,168
Cash and cash equivalents at the beginning of the period                       23,360         22,900          20,639
                                                                             --------       --------        --------
Cash and cash equivalents at the end of the period                           $ 30,807       $ 23,360        $ 30,807
                                                                             ========       ========        ========

Appendix A
----------
   Investments in subsidiaries:
      Working capital                                                        $    334       $ (1,394)       $    334
      Long-term assets                                                            922          1,063             922
      Long-term liabilities                                                      --             --              --
      Goodwill                                                                  1,402          4,642           1,047
                                                                             --------       --------        --------
                                                                             $  2,658       $  4,311        $  2,303

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                           Schedule A to Press Release


                             Reconciliation to GAAP
                 (In Thousands, Except Share and Per Share Data)


The following information sets forth Fundtech's calculation of adjusted net income as contained in the

Company's press release:


                                                    Three Months Ended                            Twelve Months Ended
                                                    ------------------                            -------------------
                                                      December 31,              September 30,        December 31,
                                                      ------------              -------------        ------------
                                                 2005             2004              2005         2005           2004
                                                 ----             ----              ----         ----           ----

Reconciliation of net income (loss) to adjusted net income:

   Net income (loss)                          $     1,604  [a] $     1,109   [a]  $  1,374   [a] $  4,336   [a] $  2,467   [a]
      Amortization of capitalized
        software development costs                    394              394             394          1,576          1,576
      Amortization of other intangible
        assets                                        319              261             279          1,156            966
                                              -----------      -----------        --------       --------        -------
   Adjusted net income                        $     2,317            1,764           2,047          7,068          5,009
                                              ===========      ===========        ========       ========        =======

Adjusted net income per share                 $      0.15      $      0.12        $   0.13       $   0.45           0.33
                                              ===========      ===========        ========       ========        =======
Shares used in computing
   adjusted net income per share               15,852,192       15,260,032      15,863,843     15,794,276     15,270,163
                                              ===========      ===========      ==========    ===========     ==========

[a] Net income per share (diluted) was approximately $0.10 , $0.07 and $0.09 for the three months ended December 31, 2005 and 2004 and the three months ended September 30, 2005, respectively. Net income per share was approximately $0.27 and $0.16 for the twelve months ended December 31, 2005 and 2004, respectively.